Mail Stop 3233

                                                                  June 27, 2018


     Via Email
     Mr. Bryan McLaren
     Chief Executive Officer
     Zoned Properties, Inc.
     14300 N. Northsight Blvd., #208
     Scottsdale, AZ 85260


            Re:     Zoned Properties, Inc.
                    Form 10-K for the year ended December 31, 2016 Filed March 27, 2017
                    Form 10-K for the year ended December 31, 2017 Filed March 13, 2018
                    Form 10-Q for the quarter ended March 31, 2018 Filed May 10, 2018
                    File No. 000-51640

     Dear Mr. McLaren:

             We issued comments to you on the above captioned filings on May 22, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 12, 2018.

             If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.
 Bryan McLaren
Zoned Properties, Inc.
June 27, 2018
Page 2

       You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 with any questions.


                                                        Sincerely,

                                                        /s/ Isaac Esquivel

                                                        Isaac Esquivel
                                                        Staff Accountant
                                                        Office of Real Estate
and
                                                        Commodities


cc: Laura Anthony, Esq. (via Email)